HINES SECURITIES, INC.

(S.E.C. I.D. No. 8-66096)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2016,
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

Filed Pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a **PUBLIC** Document

SI ON

17008596

SEC Mail Processing Section

FEB 28 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66096

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2016** (MM/DD/YY) AND ENDING **12/31/2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hines Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 Post Oak Blvd. Suite 4700
(No. and Street)

Houston	**TX**	**77056**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Debbie Prosperie 713-966-7808
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1111 Bagby, Suite 4500	**Houston**	**TX**	**77002**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

× Certified Public Accountant
... Public Accountant
... Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AFFIRMATION

I, Debbie Prosperie, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to Hines Securities, Inc. as of and for the year ended December 31, 2016, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

February 24, 2017

Date

Financial Operations Principal

ASHA VENER
Notary Public, State of Texas
Comm. Expires 12-12-2020
Notary ID 12923221-2

Notary Public

This report ** contains (check all applicable boxes):
(x) Report of Independent Registered Public Accounting Firm
(x) (a) Facing Page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Operations
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Stockholders' Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(x) ( ) Notes to Financial Statements
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
(x) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x) (l) An Oath or Affirmation
(x) (m) A copy of the SIPC Supplemental Report (filed concurrently herewith as a separate document)
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
Suite 4500
1111 Bagby Street
Houston, TX 77002-2591
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Hines Securities, Inc.

We have audited the accompanying statement of financial condition of Hines Securities, Inc (the "Company") which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, cash flows and changes in stockholders' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Hines Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules g, h and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 24, 2017

HINES SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS	
CASH	$ 12,534,299
DUE FROM AFFILIATES	1,305,222
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — Net of accumulated depreciation of $844,552	16,231
PREPAID EXPENSES	675,658
TOTAL	$ 14,531,410
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable	$ 1,366,182
Accrued expenses	2,373,476
Deferred compensation	6,243,566
Due to affiliate	36,964
Other liabilities	10,751
Total liabilities	10,030,939
COMMITMENTS AND CONTINGENCIES (Note 4)	
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value authorized, 10,000 shares; issued and outstanding, 4,153 shares at December 31, 2016	41
Additional paid-in capital	41,435,959
Accumulated deficit	(36,935,529)
Total stockholder's equity	4,500,471
TOTAL	$ 14,531,410

See notes to financial statements.

HINES SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES:	
Sales commissions	$ 11,109,036
Dealer manager fees	6,622,077
Recoveries of organizational and offering costs	20,158,572
Placement agent fees and recoveries	4,231,942
Total revenues	42,121,627
EXPENSES:	
Salaries and wages	22,659,791
General and administrative	6,646,087
Legal and other professional fees	1,615,694
Travel, meals, and entertainment	2,268,179
Marketing	2,204,093
Commissions to selling broker-dealers	11,109,036
Marketing fees to selling broker-dealers	3,288,233
Depreciation expense	13,805
Total expenses	49,804,918
NET LOSS	$ (7,683,291)

See notes to financial statements.

HINES SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (7,683,291)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Depreciation expense	(13,805)
Change in operating assets and liabilities:	
Increase in due from affiliates	523,611
Increase in prepaid expense	20,884
Decrease in accounts payable	425,200
Increase in accrued expenses	(818,214)
Increase in deferred compensation	(1,944,051)
Decrease in due to affiliates	725,974
Increase in other liabilities	(9,094)
Net cash used in operating activities	(6,593,796)
CASH FLOWS FROM FINANCING ACTIVITIES — Proceeds from issuance of common stock	8,000,000
NET INCREASE IN CASH	1,406,204
CASH — Beginning of year	11,128,095
CASH — End of year	$ 12,534,299

See notes to financial statements.

HINES SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock		Additional Paid-In	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
BALANCE - January 1, 2016	3,353	$ 33	$ 33,435,967	$ (29,252,238)	$ 4,183,762
Issuance of common stock	800	8	7,999,992	—	8,000,000
Net loss	—	—	—	(7,683,291)	(7,683,291)
BALANCE - December 31, 2016	4,153	$ 41	$ 41,435,959	$ (36,935,529)	$ 4,500,471

See notes to financial statements.

1. NATURE OF OPERATIONS

Hines Securities, Inc. (the "Company"), was incorporated in the state of Delaware in June 2003 in compliance with the broker-dealer registration requirements imposed by Rule 3b-9 of the Securities Exchange Act of 1934, and was granted membership with the Financial Industry Regulatory Authority ("FINRA") on January 7, 2004. The Company is a wholly owned subsidiary of Hines Securities Manager, LLC. The Company was formed for the purpose of serving as the dealer-manager for marketing and distributing non-traded real estate products sponsored by Hines Interests Limited Partnership ("HILP"), an affiliate of the Company, and certain of its affiliates including Hines Real Estate Investment Trust ("Hines REIT"), Hines Global REIT, Inc. ("Global REIT"), Hines Global REIT II, Inc. ("Global REIT II"), and HMS Income Fund, Inc. ("HMS Income Fund"). In July 2012, FINRA approved the Company's request to amend its membership agreement to allow the Company to act as a dealer manager on a best efforts basis for business development companies sponsored by Hines.

On June 18, 2004, Hines REIT commenced its initial public offering pursuant to which it offered a maximum of $2.2 billion in common shares. The Initial REIT Offering expired on June 18, 2006. On June 19, 2006, Hines REIT commenced its second public offering, pursuant to which it offered a maximum of $2.2 billion in common shares. The second offering expired on June 30, 2008. On July 1, 2008, Hines REIT commenced its third offering pursuant to which it offered a maximum of $3.5 billion in common shares. Hines REIT ceased accepting new sales of shares for subscriptions dated after December 31, 2009, but continued to allow shareholders to reinvest dividends for additional shares through the dividend reinvestment plan as part of the Hines REIT third offering. On November 7, 2016, Hines REIT shareholders approved a plan of liquidation and distribution pursuant to which Hines REIT will sell all or substantially all of their assets and be dissolved. On December 7, 2016, the Hines REIT board approved a special distribution which was designated as a partial return of stockholder's invested capital. Hines REIT is in the process of liquidating it's remaining assets. Once complete, final liquidating distributions will be made. However, there are no assurances as to the timing or amount of final distributions.

On August 5, 2009, Hines Global REIT commenced its initial public offering, pursuant to which it offered a maximum of $3.5 billion in common shares (the "Initial Global Offering"). The Initial Global Offering was terminated on January 30, 2013. On February 4, 2013, Hines Global REIT commenced its second public offering, pursuant to which it offered a maximum of $2.5 billion in common shares (the "Second Global Offering"). The Second Global Offering ceased accepting new sales of shares on April 11, 2014, but continues to allow shareholders to reinvest dividends for additional shares through the dividend reinvestment plan as a part of the second offering.

On August 20, 2014, Global REIT II commenced its initial public offering, pursuant to which it is offering a maximum of $2.5 billion in common shares (the "Initial Global II Offering"). The Initial Global II Offering will terminate on or before August 20, 2017, unless extended.

On June 4, 2012, HMS Income Fund commenced its initial public offering pursuant to which it offered a maximum of $1.5 billion in common shares. The initial public offering terminated on December 1, 2015. On January 5, 2016, the HMS Income fund commenced its follow on offering pursuant to which it is offering a maximum of $1.5 billion in common shares. The HMS Income Fund follow on offering is expected to terminate on or around March 31, 2017, unless extended.

On September 19, 2016, Southside Multifamily, LLC ("Southside") commenced its private placement offering, pursuant to which it offered a maximum of $17.4 million in interests to accredited investors. The offering fully subscribed and closed on December 16, 2016.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents — The Company considers all short-term, highly liquid investments that are readily convertible to cash with an original maturity of three months or less at the time of purchase to be cash equivalents. As of December 31, 2016, the Company did not have any cash equivalents.

Due From Affiliates — Due from affiliates comprises amounts due from Hines Advisors Limited Partnership ("HALP") related to Hines REIT organizational and offering cost reimbursements (see below), as well as various inter-company support services (see Note 3) of $474,334 at December 31, 2016. Due from affiliates also includes amounts related to organizational and offering cost reimbursements (see below), as well as other support services due from Hines Global REIT Advisors LP ("Global Advisor"), Hines Global REIT II Advisors LP ("Global REIT II Advisor"), and HMS Income Fund, Inc. ("HMS"), at December 31, 2016 of $230,109; $381,380; $92,498; and respectively.

Also included in due from affiliates are amounts due from Hines for expense reimbursements related to identifying placement agent activities totaling $126,900 at December 31, 2016 (see Note 3).

Furniture, Equipment, and Leasehold Improvements — Furniture, equipment, and leasehold improvements comprise communications and technical equipment, furniture, fixtures, and leasehold improvements and are carried at cost, less accumulated depreciation and amortization. Depreciation of furniture and equipment is calculated on a straight-line basis using an estimated useful life of seven years. Leasehold improvements are amortized over the life of the lease.

Revenue Recognition — Sales commissions and dealer-manager fees are recognized as of the date the common shares are sold (see Note 3). Private placement fees are recognized on a monthly basis (see Note 3). Recoveries of organizational and offering costs and other recoveries are recognized as the related expenses are incurred (see below). Recoveries of expenses associated with private placement activity are recognized as incurred (see Note 3).

Organizational and Offering Costs — During 2016, the Company has incurred and paid for certain organizational and offering costs on behalf of Hines REIT, Global REIT, Global REIT II, HMS Income Fund, and Southside. These costs consist of legal, accounting, printing, marketing, and certain other offering-related expenses, and may include, but are not limited to, (1) salaries and direct expenses of employees of the Company while preparing for the offering and marketing of Hines Global REIT II, and HMS Income Fund's, common shares and marketing Southside's limited liability company interests and in connection with their wholesaling activities, (2) travel and entertainment expenses related to the offering and marketing of common shares, (3) facilities and technology costs and other costs and expenses associated with the offering and marketing of common shares, (4) costs and expenses of conducting educational conferences and seminars, (5) costs and expenses of attending broker-dealer sponsored conferences, and (6) payment or reimbursement of bona fide due diligence expenses. The Company is reimbursed for these expenses on a monthly basis by HALP, Global REIT Advisors, Global II Advisors, and HMS Adviser. The Company was reimbursed at the end of the offering for Southside. These expenses, totaling $20,158,572 for the year ended December 31, 2016, are recorded in various expense accounts, and the related reimbursements are included in recoveries of organizational and offering costs in the accompanying statements of operations.

Income Taxes — The Company has elected to be treated as an S Corporation for federal income tax purposes under which its taxable income is included in the tax return of its owner. Accordingly, there is no provision for federal income taxes reported in these statements of operations. State franchise taxes that are based on income are included in general and administrative expenses in the accompanying statement of operations.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America includes management's estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the

date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Prepaid Expenses and Other Assets — Prepaid expenses consist primarily of insurance and software licenses, which are being amortized over the life of their respective contracts.

Accrued Expenses — Accrued expenses primarily consist of salaries, employee equity programs, bonuses, vacation, and internal and external sales commissions of $2,145,418 as of December 31, 2016 (see Note 4).

Due to Affiliates — Due to affiliates comprises amounts due to HMS Income Fund and the HMS Adviser related to organizational and offering cost reimbursements (see above), as well as various other support services (see Note 3), totaling $36,964 as of December 31, 2016.

Subsequent Events — The Company has evaluated subsequent events through February 24, 2017, the date the financial statements were issued. On February 6, 2017, SW Industrial, LLC ("SWIC") commenced its private placement offering, pursuant to which it is offering a maximum of $33 million in interests to accredited investors. The private placement offering remained open as of February 24, 2017.

Recent Accounting Pronouncements —In January 2016, FASB issued new guidance intended to improve the recognition and the measurement of financial instruments. The ASU will require equity investments, excluding those investments accounted for under the equity method of accounting or those that result in consolidation of the investee, to be measured at fair value with the changes in fair value recognized in net income; will simplify the impairment assessment of those investments; will eliminate the disclosure of the method(s) and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost and change the fair value calculation for those investments; will change the disclosure in other comprehensive income for financial liabilities that are measured at fair value in accordance with the fair value options for financial instruments; and will clarify that a deferred asset related to available-for-sale securities should be included in an entity's evaluation for a valuation allowance. This new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Company does not believe the adoption of this guidance will have a material impact on its financial statements.

In February 2016, the FASB issued an ASU intended to improve financial reporting about leasing transactions. The ASU will require companies that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The accounting by companies that own the assets leased by the lessee (the lessor) will remain largely unchanged from current GAAP. The standard is effective for fiscal years beginning after December 15, 2018 and early adoption is permitted. The Company is currently assessing the impact the adoption of this guidance will have on its financial statements.

3. RELATED-PARTY TRANSACTIONS

Dealer-Manager Agreement — Hines Global REIT II — The Company entered into a dealer-manager agreement (the "Global II DMA") with Hines Global REIT II on August 15, 2014, which was amended on December 12, 2014, for the marketing of common shares being offered pursuant to the Hines Global REIT II initial offering. The Global II DMA was further amended with the Third Amended and Restated Dealer Manager Agreement dated July 25, 2016 and effective August 2, 2016. The Global II DMA related to the initial offering will terminate on or before August 20, 2017, unless extended for an additional year. The Global DMA may be terminated early by either party upon 60 days' written notice and may be terminated immediately by Hines Global REIT II or the Company under certain circumstances.

The Global II Third Amended and Restated Dealer Manager Agreement for the initial offering provides that Hines Global REIT II pay the Company selling commissions in an amount up to 7% of the gross proceeds of Class A shares sold pursuant to the offering, of which 7% may be reallowed to selling broker-dealers (see Note 4). No selling commissions will be paid for shares issued pursuant to Hines Global REIT II's dividend reinvestment plan. The Global II DMA also provides that Hines Global REIT II and Global II Advisor pay the

Company a dealer-manager fee in an amount up to 1.5% each of the gross proceeds of the Class A shares sold, of which a portion may be reallowed to selected selling broker-dealers in the form of marketing fees.

The Global II Third Amended and Restated Dealer Manager Agreement for the initial offering also provides that Hines Global REIT II pay the Company selling commissions in an amount up to 2% of the gross proceeds of Class T shares sold pursuant to the offering, of which 2% may be reallowed to selling broker-dealers (see Note 4). The Global II DMA also provides that Hines Global REIT II pay the Company a dealer-manager fee in an amount up to 1.25% of the gross proceeds of the Class T shares sold and the Global II Advisor pay the Company a dealer-manager fee in an amount up to 1.5% each of the gross proceeds of the Class T shares sold, of which a portion may be reallowed to selected selling broker-dealers in the form of marketing fees. In addition, Hines Global REIT II will pay the Company a distribution and stockholder servicing fee an annual amount of 1% of the gross offering price of the Class T shares value of which all or a portion may be reallowed to the selling broker-dealers. This fee will accrue daily and be payable quarterly in arrears.

No dealer-manager fee will be paid with respect to the common shares sold pursuant to Hines Global REIT II's dividend reinvestment plan. Additionally, Hines Global REIT II or the Global II Advisor may reimburse the Company for expenses relating to each offering, including, but not limited to, reimbursement of bona fide due diligence expenses incurred by the Company.

Dealer-Manager Agreement — HMS Income Fund — The Company entered into a dealer-manager agreement (the "HMS DMA") with HMS Income Fund for the marketing of common shares being offered pursuant to the HMS Income Fund initial offering. The HMS DMA related to the initial offering expired on December 1, 2015, in conjunction with the termination of the initial offering. On January 6, 2016, the Company executed an HMS DMA for a follow on offering. The HMS DMA related to the follow on offering is expected to expire in on March 31, 2017, unless extended. The HMS DMA may be terminated early by either party upon 60 days' written notice and may be terminated immediately by HMS Income Fund or the Company under certain circumstances.

The HMS DMA for the HMS Income Fund initial offering provides that HMS Income Fund pay the Company selling commissions in an amount up to 7% of the gross proceeds of the common shares sold pursuant to the offering, of which 7% may be reallowed to selling broker-dealers (see Note 4). No selling commissions will be paid for shares issued pursuant to HMS Income Fund's dividend reinvestment plan. The HMS DMA also provides that HMS Income Fund pay the Company a dealer-manager fee in the amount of up to 3% of the gross proceeds of which up to 1.5% may be allowed to selected broker-dealers as a marketing fee. No dealer-manager fee will be paid with respect to the common shares sold pursuant to HMS Income Fund's dividend reinvestment plan.

Additionally, HMS Income Fund or the HMS Adviser may reimburse the Company for certain employee compensation and other expenses relating to each offering.

Dealer-Manager Agreement — Southside Multifamily LLC — The Company entered into a dealer-manager agreement (the "Southside DMA") with Southside Multifamily LLC for the marketing of limited liability company interests to accredited investors on September 19, 2016, totaling $17, 420,000. The Southside DMA provides that Southside Multifamily LLC pay the Company up to 5% of the investor's subscription amount. This includes a selling commission of 4% and a marketing support fee of 1%. The Southside DMA also allows Southside Multifamily LLC to pay the Company 2.5% of gross proceeds from the offering as reimbursement to the Company for costs and expenses related to the offering. The offering fully subscribed and closed on December 16, 2016.

Intercompany Services Agreement — The Company has entered into an intercompany services agreement with HALP and its affiliates related to certain services that HALP has agreed to perform for the Company. The agreement automatically renews for successive one-year periods on August 8 of each year and may be terminated upon at least 30 days' prior written notice from either party to the other.

These services include, but are not limited to, information technology support, internal audit, cash management, risk management, accounting and tax, corporate communications, payroll and human resources,

and other corporate services. The fees for these services are agreed upon prior to the service being completed and are billed and paid no less than quarterly. For the year ended December 31, 2016, $1,508,146 was included in general and administrative expense, and approximately $87,968 was included in salaries and wages in the accompanying statement of operations related to these services.

Placement Agent Agreements — The Company has entered into a Placement Agent Agreement and a Placement Agent Compensation Agreement with Hines. Pursuant to these agreements, the Company acts as a placement agent in connection with the offering and sale of interests of certain private investment funds sponsored by Hines.

The Company receives a monthly placement agent fee and reimbursement of actual costs incurred by the Company in performing its duties under the agreements. These fees and expenses, totaling $30,000 and $4,201,942 respectively, for the year ended December 31, 2016, are recorded in various expense accounts. The placement agent fee and the related reimbursements were included in placement agent fees and recoveries in the accompanying statement of operations.

4. COMMITMENTS AND CONTINGENCIES

Selected Dealer Agreements — The Company has entered into selected dealer agreements with certain selling broker-dealers to market and distribute the common shares being offered pursuant to the Hines Global REIT II initial offering and HMS Income Fund initial offering as well as limited liability interests of Southside. The selected dealer agreements are due to expire on the date that the respective offerings are terminated. The offer and sale of shares under the selected dealer agreements can be suspended or terminated at any time upon request of the Company. The selected dealer agreements may be terminated by either party after they have given written notice.

The selected dealer agreements related to the Hines Global REIT II initial offering paid broker-dealers upfront selling commissions 7% of the gross proceeds of the common shares (Class A only) sold in the respective offerings (subject to certain reductions related to sales to related parties and sales volume discounts). These agreements were amended in 2015 to restructure the common shares into Class A shares and Class T shares. Class A shares continue to pay broker-dealers upfront selling commissions of 7% of the gross proceeds. Class T shares pay broker-dealers upfront selling commissions up to 2% of the gross proceeds with the remaining 5% being paid out annually at 1%. An additional amendment allows an upfront marketing fee of 1% to be paid to the broker-dealer. Under this structure, the broker receives an additional 4% commission which is paid out annually at 1%. No selling commissions are paid related to shares issued pursuant to the respective dividend reinvestment plans. In addition, the selling broker-dealer may also receive a marketing fee based on a percentage of gross sales proceeds, which the Company will pay out of the dealer-manager fees it receives from Hines Global REIT II initial offering.

The selected dealer agreements related to the HMS Income Fund initial offering pay selling broker-dealers commissions in an amount up to 7% of the gross proceeds of the common shares sold in the respective offerings (subject to certain reductions related to sales to related parties and sales volume discounts). No selling commissions are paid related to shares issued pursuant to the respective dividend reinvestment plans. In addition, the selling broker-dealer may also receive a marketing fee based on a percentage of gross sales proceeds, which the Company will pay out of the dealer-manager fees it receives from Hines Global REIT II initial offering or HMS Income Fund initial offering.

The selected dealer agreements related to the Southside Multifamily LLC Private Placement pay selling broker-dealers commissions and marketing support fees of 4% and 1%, respectively, of the subscription amounts for interest sold in the offering.

Employee Long-Term Incentive Plan — Effective January 1, 2004, the Company formed the Long-Term Incentive Plan (the "Plan") to provide long-term incentive awards ("LTI Awards") to certain employees based upon certain guaranteed minimums or an amount determined based upon "eligible sales" as defined in the Plan. In 2015, awards for certain new plan participants were determined based upon a percentage of the

participant's base salary. The Company intends to continue this Plan or a similar plan indefinitely, but it reserves the right to change and/or discontinue it at the Company's discretion.

The LTI Awards are granted each December and vest over the following three years on December 31. The employee must be continuously employed through each December 31 to vest for that year. The vested awards are paid in March following the December in which they vest. The Company recognizes compensation expense related to the awards on a straight-line basis over the service period of the awards.

In 2016, the Company granted LTI Awards of $1,199,882 and recognized compensation expense of $2,471,774. The related payable of $1,274,599 as of December 31, 2016, is included as deferred compensation in the accompanying statement of financial condition.

Hines Global REIT Retention Bonus Award — On June 9, 2014, the Company entered into agreements with certain employees to pay retention bonuses that will be paid upon the liquidation of the Hines Global REIT. The aggregate commitment for payments to the employees, as of December 31, 2016, is currently estimated to be $6,535,000. As a condition to the payment of the bonuses, the employee is required to be an employee of Company as of the date of the liquidation of Hines Global REIT. If the employee is no longer employed by the Company on the liquidation date, the bonus is forfeited and no longer an obligation of the Company. The Company makes a periodic accrual for the amount of the bonuses that are expected to be due and payable at the earlier of the liquidation window or the liquidation date. Given the uncertainty around the liquidation event, on a regular basis management evaluates the estimate for the liquidation date and adjusts the periodic accrual to reflect the estimated timing. The current estimated liquidation date used for this calculation is June 30, 2018. During the year ended December 31, 2016, $1,600,404 was recognized as an expense associated with the bonuses. The related payable of $4,134,388, as of December 31, 2016, is included as deferred compensation in the accompanying statement of financial condition.

Hines Global REIT II and HMS Income Fund Retention Bonus Award — On July 22, 2015, the Company entered into agreements with certain employees to earn retention bonuses that will be paid upon the liquidation of the Hines Global REIT II and the HMS Income Fund. The bonuses will be determined based on sales of Hines Global REIT and the HMS Income Fund. The aggregate commitment for payments to the employees, as of December 31, 2016, is currently estimated to be $2,617,496 for Hines Global REIT II bonuses and $4,923,024 for HMS Income Fund bonuses. As a condition to the payment of the bonuses, the employee is required to be an employee of Company as of the date of the liquidation of the respective fund . If the employee is no longer employed by the Company on the liquidation date, the bonus is forfeited and no longer an obligation of the Company. The Company makes a periodic accrual for the amount of the bonuses that are expected to be due and payable at the liquidation date. Given the uncertainty around the liquidation event, on a regular basis management evaluates the estimate for the liquidation date and adjusts the periodic accrual to reflect the estimated timing. The current estimated liquidation date used for this calculation is February of 2024 for Hines Global REIT II and September of 2022 for the HMS Income Fund. During the year ended December 31, 2016, $197,449 was recognized as an expense associated with the Hines Global REIT II and $598,686 was recognized as an expense associated with the HMS Income Fund. The total related payable of $834,580, as of December 31, 2016, is included as deferred compensation in the accompanying statement of financial condition.

Operating Leases — The Company leases certain office equipment under noncancelable operating leases. At December 31, 2016, future minimum rental commitments under these leases were as follows:

Years Ending December 31	
2017	$ 2,322
2018	2,127
Total	$ 4,449

Rent expense was $700,984 for the year ended December 31, 2016.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. As of December 31, 2016, the Company had net capital, as defined, of $2,649,579, which was $1,980,849 in excess of its required net capital of $668,730, and its ratio of aggregate indebtedness to net capital was 3.79 to 1.

SUPPLEMENTAL SCHEDULES

HINES SECURITIES, INC.

Schedule g

SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2016

COMPUTATION OF NET CAPITAL:	
Total stockholder's equity	$ 4,500,471
Deductions:	
Nonallowable assets:	
Due from affiliates	1,159,003
Prepaid expenses and other assets	675,658
Furniture, equipment, and leasehold improvements — net	16,231
NET CAPITAL	$ 2,649,579
COMPUTATION OF AGGREGATE INDEBTEDNESS — Liabilities	$10,030,939
TOTAL AGGREGATE INDEBTEDNESS	$10,030,939
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	3.79 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of $5,000 or 1/15 of aggregate indebtedness)	$ 668,730
Excess net capital	$ 1,980,849

No material differences exist between the amounts above, which are based on the audited financial statements, and amounts included in the Company's unaudited FOCUS report as of December 31, 2016, as filed on January 25, 2017.

HINES SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO SEC RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2016

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.